

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 9, 2011

Leslie Clitheroe
President and Chief Executive Officer
Verve Ventures Inc.
33 Turnberry Drive
Wilmslow, Cheshire Sk92QW

> **Re: Verve Ventures Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 4, 2011**
> **File No. 333-171214**

Dear Mr. Clitheroe:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one in our letter dated January 11, 2011. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize…offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of Rule 419." See Release No. 33-6932. We believe that your business is commensurate in scope with the uncertainty ordinarily associated with

a blank check company. Please revise the registration statement to comply with Rule 419.

2. We note your response to comment two in our letter dated January 11, 2011 and reissue this comment, as your response does not address the fact that you need to raise additional capital to continue your operations. Please also revise to disclose your response in the forepart of the prospectus.

3. We note your response to comment four in our letter dated January 11, 2011. Please revise to identify Christopher and Leslie Clitheroe as promoters.

4. We note your response to comment six in our letter dated January 11, 2011. However, the prospectus delivery obligation disclosure has not been provided where indicated in your response. In this regard, we note that it has been provided beneath the table of contents on page 2 of the prospectus. Please revise to provide this information on the outside back cover page of the prospectus. Refer to Item 502(b) of Regulation S-K.

Outside Front Cover Page of the Prospectus

5. We note your response to comment seven in our letter dated January 11, 2011. Please be advised that shares are not "traded" on the OTC Bulletin Board, but rather are "quoted". Please revise here and throughout the prospectus accordingly.

Summary, page 3

6. We note your response to comment nine in our letter dated January 11, 2011 and reissue this comment in part, as your revised disclosure on pages 4 and 5 does not provide the information requested by the second and third bullet points.

Selling Shareholders, page 9

7. We note your response to comment 11 in our letter dated January 11, 2011. Please confirm that the two selling shareholders identified in the footnotes to the table are the only selling shareholders that are affiliates of your company.

8. We note the qualification in the last paragraph "Except as listed below…" This statement suggests that there are exceptions to the subsequent disclosure. Please advise or revise accordingly.

Plan of Distribution, page 11

9. We note your response to comment 14 in our letter dated January 11, 2011 and reissue this comment. Please revise to state that currently you are a shell company. Please be advised that it is not sufficient to indicate that you are "defined as a shell company".

Exhibit 23.1

10. We note that the consent refers to the audit report dated December 10, 2010. However, the audit report included in the prospectus is dated December 12, 2010. Please advise or revise accordingly.

We urge all persons who are responsible for the accuracy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the event you requests acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relive the company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding request for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the purpose public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Gordon at (202) 551-3866 or, in his absence, Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson at (202) 551-3746 or, in his absence, Andrew Schoeffler at (202) 551-3748 with any other questions or disclosure issues.

Sincerely,

Pamela A. Long
Assistant Director